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Via EDGAR

September 19, 2024

Michael Rosenberg

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Puerto Rico Residents Tax-Free Fund VI, Inc., File No. 811-23694

Dear Mr. Rosenberg:

On behalf of our client, Puerto Rico Residents Tax-Free Fund VI, Inc. (the “Fund”), set forth below are responses to oral comments received over the telephone from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 6, 2024 with respect to the preliminary proxy statement filed on August 30, 2024 by the Fund with the Commission under cover of Schedule 14A as form type PREC 14A (the “Proxy Statement”). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Proxy Statement.

For your convenience, the responses are prefaced by a paraphrasing of the Staff’s corresponding comment in bold, italicized text.

1.	The Proxy Statement says “If the broker has not provided you with competing proxy materials, the broker may vote your shares without your specific instruction with respect to routine proposals, including, in that case, Proposal 1 to elect the Director Nominees. In that case, if your broker casts a discretionary vote on Proposal 1, a ‘broker non-vote’ will occur as to any other proposal on which you have not given specific voting instructions; such shares will count for the purpose of determining whether a quorum is present; and any such broker non-vote will not be considered a vote cast on any such proposal.”

Please supplementally inform the Staff how the Fund determined that the election of directors is a routine matter in light of the fact that there is or will be a competing proxy to select other directors. See Rule 452.10 of the New York Stock Exchange rules. Under NYSE Rule 452.10, if a party is soliciting proxies only with respect to non-routine proposals, and the beneficial owner does not give direction as to any matter, the broker does not have authority to deliver a proxy. As a result, the Proxy Statement should not include this statement as there should not be any broker non votes, and the Proxy Statement should state that if a beneficial owner does not provide instructions they are not permitted to give a proxy with respect to those shares and the shares will not count as present.

Response: The Fund respectfully acknowledges the Staff’s comment.

United States Securities and Exchange Commission
Division of Investment Management
September 19, 2024

Under NYSE Rule 452, in the event that Ocean Capital instructs Broadridge to mail its definitive proxy materials only to certain shareholders, brokers will be permitted to vote the shares of any other shareholder on routine matters, including Proposal 1, without such beneficial owners’ specific instructions. If the broker exercises its discretionary vote, broker non-votes will be recorded for those shares on any non-routine matters.

NYSE Rule 452 states that brokers may vote uninstructed shares only if the broker “has no knowledge of any contest.” In practice, the NYSE does not recognize a “contest” until Broadridge does. Broadridge will code a proxy solicitation as a “contest” once it receives printed definitive proxy materials from a dissident, unless a dissident instructs Broadridge to mail definitive proxy materials only to certain shareholders (also known as a “stratified mailing”). In the event of a stratified mailing, Broadridge treats the proxy solicitation as a “contest” only for those shareholders who receive definitive proxy materials. For any other shareholders, Broadridge—and thus NYSE—will continue to treat the proxy solicitation as uncontested, and therefore brokers will still have authority to issue discretionary votes for these shareholders at the meeting. Consistent with this practice, broker non-votes have been recorded in numerous contested shareholder meetings.1 Accordingly, the Fund believes that the above statement is consistent with NYSE Rule 452.

[1]	See, e.g., SpartanNash Company, Form 8-K (filed June 15, 2022); McDonald’s Corporation, Form 8-K (filed June 2, 2022); Proctor & Gamble Company, Form 8-K/A (filed December 15, 2017).

United States Securities and Exchange Commission
Division of Investment Management
September 19, 2024

2.	The Proxy Statement states that the US District Court ordered that Ocean Capital’s nominees at the 2021 Annual Meeting be seated, but does not state that Ocean Capital’s nominees at the 2022 or 2023 Annual Meetings were ordered to be seated. Please provide supplemental explanation of whether this discrepancy is correct.

Response: The Fund respectfully acknowledges the Staff’s comment. The District Court ordered that Jose R. Izquierdo II and Brent D. Rosenthal, Ocean Capital’s nominees at the 2021 Annual Meeting, be seated as directors of the Fund because Ocean Capital had brought counterclaims in the Federal Securities Litigation seeking a declaratory judgment that Messrs. Izquierdo and Rosenthal were validly elected and a statutory injunction directing the Fund to seat them as directors. Ocean Capital did not bring counterclaims with respect to the 2022 or 2023 Annual Meetings, so the election and seating of its nominees at these meetings were not before the District Court.

3.	The Proxy Statement includes Proposal 2: “[t]o terminate all investment advisory and management agreements between the Fund and its co-advisors.” Since Popular Asset Management LLC has resigned as a co-investment advisor of the Fund, please modify this proposal to clarify that it would only terminate the investment advisory and management agreements between the Fund and UBS Asset Managers.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise Proposal 2 accordingly.

4.	The Proxy Statement states that “[t]he Fund relies on UBS Asset Managers to provide both investment advisory and administrative services.” Please remove the reference to administrative services or disclose what administrative services UBS Asset Managers provides and supplementally provide the agreements in which UBS Asset Managers agrees to provide administrative services.

Response: The Fund respectfully acknowledges the Staff’s comment and will modify this statement to remove the reference to administrative services.

United States Securities and Exchange Commission
Division of Investment Management
September 19, 2024

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai H.E. Liekefett
Kai Haakon E. Liekefett

cc: Owen Meacham, Fund Counsel

José C. Sánchez-Castro, Member, Sánchez/LRV Law Firm